Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
205-268-1000

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer
205-268-6775
Fax: 205-268-3541
Toll Free 800-866-3555
Email:  steve.walker@protective.com

March 4, 2008

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NW
Washington, DC 20549

RE:         Protective Life Corporation
Form 10-K for fiscal year ended December 31, 2006
File No. 001-11339

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Corporation (“Protective”) to the comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 Annual Report”) contained in your letter dated February 19, 2008 addressed to Mr. John D. Johns.  For your convenience, we have included your comments in bold type along with our responses thereto.

Form 10-K for fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 1:

Based on your response to prior comment one, it appears that your application of SFAS 113 involves significant judgments and assumptions and should be a critical accounting policy.  Consistent with your response, please revise your disclosure to describe the significant judgments and assumptions used to evaluate insurance contracts for reinsurance accounting under SFAS 113.  Ensure that it quantifies reasonably likely changes in the impact of reinsurance on your operating results for each segment.

Response:

We have included Reinsurance as a critical accounting policy in our 2007 Form 10-K that was filed on February 29, 2008.  The disclosure is reproduced below.  The impact of reinsurance for each segment that has significant amounts of reinsurance is discussed in Management’s Discussion and Analysis in the section discussing each segment’s operating results.

CRITICAL ACCOUNTING POLICIES

Reinsurance - For each of our reinsurance contracts, we must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. We must review all contractual features, particularly those that may limit the amount of insurance risk to which we are subject or features that delay the timely reimbursement of claims. If we determine that the possibility of a significant loss from insurance risk will occur only under remote circumstances, we record the contract under a deposit method of accounting with the net amount payable/receivable reflected in other reinsurance assets or liabilities on our consolidated balance sheets. Fees earned on the contracts are reflected as other revenues, as opposed to premiums, on our consolidated statements of income.

The balance of the reinsurance is due from a diverse group of reinsurers. The collectability of reinsurance is largely a function of the solvency of the individual reinsurers. We perform periodic credit reviews on our reinsurers, focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. We also require assets in trust, letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. Despite these measures, a reinsurer’s insolvency, inability or unwillingness to make payments under the terms of a reinsurance contract, could have a material adverse effect on our results of operations and financial condition.  As of December 31, 2007 our third-party reinsurance receivables amounted to $5.1 billion.  These amounts include ceded reserve balances and ceded benefit payments.

Results By Business Segment

Comment 2:

Please refer to prior comment two.  We acknowledge your proposed new disclosure of the “impact of reinsurance” on operating results for each segment, which appears to be particularly significant for the Life Marketing segment.  Please discuss changes made to your reinsurance agreements in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows.  Also, describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows.  Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining capacity under existing treaties.

Response:

In addition to the disclosure of the “impact of reinsurance” on the operating results for each segment that is referenced above we have incorporated discussions of reinsurance in a number of other sections of the 2007 Form 10-K.  These discussions address issues that are raised in Comment 2 above.  Two of the more prominent examples are discussions of reinsurance in Item 1 and Item 1A of the 2007 Form 10-K and are reproduced below.

Item 1.                      Business

Reinsurance Ceded

The Company’s insurance subsidiaries cede insurance to other insurance companies.  The ceding insurance company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it.  The Company has also used reinsurance to reinsure guaranteed minimum death benefit (“GMDB”) claims relative to our variable annuity contracts.

For approximately 10 years prior to mid-2005, the Company entered into reinsurance contracts in which the Company ceded a significant percentage, generally 90% of its newly written business on a first dollar quota share basis. The Company’s traditional life insurance was ceded under coinsurance contracts and universal life insurance was ceded under yearly renewable term (“YRT”) contracts.  In mid-2005, the Company substantially discontinued coinsuring its newly written traditional life insurance and moved to YRT reinsurance as discussed below. The Company continues to reinsure 90% of the mortality risk, but not the account values, on its newly written universal life insurance.

The Company currently enters into reinsurance contracts with reinsurers under YRT contracts to provide coverage for insurance issued in excess of the amount it retains on any one life. The amount of insurance retained on any one life was $500,000 in years prior to mid-2005. In 2005, this retention was increased to amounts up to $1,000,000 for certain policies.

During recent years, the life reinsurance market continued the process of consolidation and tightening, resulting in a higher net cost of reinsurance for much of our life insurance business.  The Company has also been challenged by changes in the reinsurance market which have impacted management of capital, particularly in the Company’s term life business which is required to hold reserves pursuant to Regulation XXX.  In response to these challenges, in 2005, the Company reduced its overall reliance on reinsurance by changing from coinsurance to yearly renewable term reinsurance arrangements for certain newly issued traditional life products.  Additionally in 2005, for certain newly issued traditional life products, the Company increased, from $500,000 to $1,000,000, the amount of insurance it will retain on any one life.    In order to fund the additional statutory reserves required as a result of these changes in the Company’s reinsurance arrangements, the Company established a surplus notes facility under which the Company issued an aggregate of $800 million of non-recourse funding obligations through December 2007.  During 2008, the Company has increased its retention limit to $2,000,000 on certain of its traditional life products.

In addition, during 2007, the Company established a surplus notes facility relative to its universal life products.  Under this facility, the Company issued $575 million of non-recourse funding obligations that will be used to fund statutory reserves required by the Valuation of Life Insurance Policies Model Regulation (“Regulation XXX”), as clarified by Actuarial Guideline 38 (commonly known as “AXXX”). The Company has received regulatory approval to issue additional series of its floating rate surplus notes up to an aggregate of $675 million principal amount. The Company’s maximum retention for newly issued universal life products is $1,000,000.

During 2006, immediately after the closing of the Company’s acquisition of the Chase Insurance Group, the Company entered into agreements with Commonwealth Annuity and Life Insurance Company (formerly known as Allmerica Financial Life Insurance and Annuity Company) (“CALIC”) and Wilton Reassurance Company and Wilton Reinsurance Bermuda Limited (collectively, the “Wilton Re Group”), whereby CALIC reinsured 100% of the variable annuity business of the Chase Insurance Group and the Wilton Re Group reinsured approximately 42% of the other insurance business of the Chase Insurance Group.

At December 31, 2007, the Company had insurance in force of $765.2 billion of which approximately $532.0 billion was ceded to reinsurers.  See Note 8, Reinsurance to Consolidated Financial Statements for additional information related to the Company’s use of reinsurance.

Item 1A.  Risk Factors and Cautionary Factors that may Affect Future Results

The Company’s reinsurers could fail to meet assumed obligations, increase rates or be subject to adverse developments that could affect the Company.

The Company and its insurance subsidiaries cede material amounts of insurance and transfer related assets to other insurance companies through reinsurance.  The Company may enter into third-party reinsurance arrangements under which the Company will rely on the third party to collect premiums, pay claims, and/or perform customer service functions.  However, notwithstanding the transfer of related assets or other issues, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed  Therefore, the failure of one or more of the Company’s reinsurers could negatively impact the Company’s earnings and financial position.

The Company’s ability to compete is dependent on the availability of reinsurance or other substitute financing solutions.  Premium rates charged by the Company are based, in part, on the assumption that reinsurance will be available at a certain cost.  Under certain reinsurance agreements, the reinsurer may increase the rate it charges the Company for the reinsurance.  Therefore, if the cost of reinsurance were to increase or if reinsurance were to become unavailable or if alternatives to reinsurance were not available to the Company, or if a reinsurer should fail to meet its obligations, the Company could be adversely affected.

Recently, access to reinsurance has become more costly for the Company as well as the insurance industry in general.  This could have a negative effect on the Company’s ability to compete.  In recent years, the number of life reinsurers has decreased as the reinsurance industry has consolidated.  The decreased number of participants in the life reinsurance market results in increased concentration risk for insurers, including the Company.  If the reinsurance market further contracts, the Company’s ability to continue to offer its products on terms favorable to the Company could be adversely impacted.

The Company has implemented, and plans to continue to expand, a reinsurance program through the use of captive reinsurers.  Under these arrangements, an insurer owned by the Company serves as the reinsurer, and the consolidated books and tax returns of the Company reflects a liability consisting of the full reserve amount attributable to the reinsured business.  The success of the Company’s captive reinsurance program and related marketing efforts is dependent on a number of factors outside the control of the Company, including continued access to financial solutions, a favorable regulatory environment, and the overall tax position of the Company.  If the captive reinsurance program is not successful the Company’s ability to continue to offer its products on terms favorable to the Company would be adversely impacted.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8. Reinsurance

Comment 3:

The proposed disclosure in your response to comment two states that an overall cost of reinsurance has not been determined and appears to indicate that the impact of reinsurance costs on your financial statements reflects only the application of SFAS 60 and SFAS 97.  Since paragraph 26 of SFAS 113 requires that you amortize the cost of reinsurance, your current proposed disclosure calls into question whether you follow SFAS 113.  Please provide us revised disclosure that describes your accounting for the cost of reinsurance and, if true, that your reinsurance accounting complies with SFAS 113.

Response:

Note to SEC Staff:  The Company accounts for the cost of reinsurance under the provisions of SFAS 113. The statement that “an overall cost of reinsurance has not been determined” was intended to communicate that the Company has not attempted to quantify an overall impact of reinsurance in that we have not estimated the amount of investment income that the Company forgoes by ceding business to assuming companies.  This “lost” investment income is not considered a direct cost of reinsurance that is amortized under SFAS 113.  We have revised our disclosure to remove the statement that “an overall cost of reinsurance has not been determined”.

We believe that our disclosures describe accounting consistent with the provisions of SFAS 113.  For long duration contracts each component of the cost of reinsurance is accounted for over the life of the underlying reinsured contracts and for short duration contracts each component of the cost of reinsurance is accounted for over the contract period.  We have included a sentence that states that the Company accounts for reinsurance under the provisions of SFAS 113 in our disclosure of reinsurance in Notes to Consolidated Financial Statements in the note entitled “Summary of Significant Accounting Policies” in the 2007 Form 10-K.

*           *           *           *           *

In connection with our response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response satisfies your concerns.  As always, we look forward to continued dialogue on financial reporting issues.  If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President, Corporate Accounting, at (205) 268-3596.

Sincerely,

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer